UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File Nos. 333-267724 and 333-275940) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Management Agreements

Following the closing of the Company’s restructuring of its capital structure in December 2023, on February 1, 2024, Paul Whitehead, our Chief Executive Officer, and Paul Woolf, our Chief Financial Officer, were appointed to fill the vacancies on the Company’s board of directors – Mr. Whitehead will serve as a Class III director whose term expires at the 2024 annual general meeting, and Mr. Woolf will serve as a Class I director whose term expires at the 2025 annual general meeting, or, in each case, until such time as such individual is no longer employed by the Company. In addition, on January 26, 2024, Mr. Whitehead and Mr. Woolf entered into separate agreements with the Company to provide for their continued employment on the terms specified therein. Pursuant to these agreements, Mr. Whitehead and Mr. Woolf are entitled to receive their salary, their 2023 bonus and a 2024 bonus based on their and the Company’s performance. If the Company chooses to pursue an M&A transaction, Mr. Whitehead and Mr. Woolf are also entitled to receive an M&A bonus following the closing of such M&A transaction. Should Mr. Whitehead or Mr. Woolf cease to be employed by the Company for any reason, after March 31, 2024 or April 30, 2024, respectively, they will each be entitled to certain termination benefits including a lump sum termination payment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: February 1, 2024	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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